Exhibit 99.1

Viking Announces CEO Transition and Reports First Quarter 2026 Financial Results

LOS ANGELES, May 14, 2026, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today announced that its Board of Directors has appointed Leah Talactac, President and Chief Financial Officer, as Chief Executive Officer. Torstein Hagen, Chairman and CEO, has been appointed as Executive Chairman and will continue to serve as Chairman of Viking’s Board of Directors. The Company also announced that Linh Banh, Executive Vice President of Finance, has been appointed as CFO.

Since joining Viking in 2006, Ms. Talactac has been a key leader on the executive team. Alongside Mr. Hagen, she led Viking’s initial public offering in 2024, which was the largest offering on the NYSE that year, and she was appointed President in January 2025 while retaining her responsibilities as CFO. Starting today, Ms. Talactac will report to the Board of Directors and continue to lead Viking’s executive committee, a highly experienced group who have been integral to Viking’s sustained success. As Executive Chairman, Mr. Hagen will focus on long term strategy and continue to support Ms. Talactac in her role as CEO.

“This leadership transition reflects the strength and depth of Viking’s management team and the succession planning we have built over many years,” said Mr. Hagen. “Leah’s appointment as CEO is a natural next step, and the Board and I have full confidence in her ability to lead Viking with the same continuity, discipline and vision that have guided us since Viking was founded. On behalf of the entire Viking family, we congratulate Leah, and I look forward to partnering closely with her and the Board as she guides Viking forward in this next chapter.”

“I am honored by this appointment and deeply grateful for the trust of the Board and Tor,” said Ms. Talactac. “Tor and our entire executive team have built a phenomenal company over the last 29 years, and I am delighted to lead Viking as we continue to deliver meaningful experiences for our guests and execute our long-term strategy. I also want to take a moment to congratulate Linh on her new appointment as CFO. Linh is a trusted leader within Viking, and her financial stewardship will ensure a smooth transition.”

Today, the Company also reported financial results for the first quarter ended March 31, 2026, and provided an update on operating capacity and bookings.

Key Highlights

•
Total revenue was $1,053.7 million for the first quarter of 2026, an increase of 17.5% compared to the same period in 2025.
•
Gross margin increased 21.2% and Adjusted Gross Margin increased 16.9% compared to the same period in 2025.
•
Net Yield was $596, an increase of 9.5% compared to the same period in 2025.
•
Adjusted EBITDA was $104.8 million, an increase of 43.9% compared to the same period in 2025.
•
Diluted EPS was $(0.12) and Adjusted EPS was $(0.11).
•
Net Leverage improved from 1.1x as of December 31, 2025 to 1.0x as of March 31, 2026.
•
As of May 3, 2026, for its Core Products, Viking had sold 92% of its Capacity Passenger Cruise Days for the 2026 season and 38% of its Capacity Passenger Cruise Days for the 2027 season.

“2026 is off to a strong start and we are very pleased with our first‑quarter results. Total revenue for the quarter grew 17.5% driving a 43.9% year-over-year increase in Adjusted EBITDA, underscoring the demand for our product and our operational discipline,” said Mr. Hagen. “Moreover, we are already 92% booked for 2026 which positions us very well for the remainder of the year. During the quarter, we also continued to make progress increasing our fleet and destination-focused offerings, further enhancing the experiences and value we offer our guests. As we look ahead, we remain focused on delivering on the strong demand while continuing to invest in our future and generate sustainable, profitable growth.”

First Quarter 2026 Consolidated Results

During the first quarter of 2026, Capacity PCDs increased by 6.6% over the same period in 2025. This year-over-year increase was mainly driven by the growth of the Company’s fleet, which included one additional ocean ship. Occupancy for the first quarter of 2026 was 94.7%.

Total revenue for the first quarter of 2026 was $1,053.7 million, an increase of $156.6 million, or 17.5%, over the same period in 2025 mainly driven by increased Capacity PCDs and higher revenue per PCD in 2026 compared to 2025.

Gross margin for the first quarter of 2026 was $297.6 million, an increase of $52.1 million, or 21.2%, over the same period in 2025 and Adjusted Gross Margin for the first quarter of 2026 was $717.2 million, an increase of $103.9 million, or 16.9%, over the same period in 2025. Net Yield was $596 for the first quarter of 2025, up 9.5% year-over-year.

For the first quarter of 2026, vessel operating expenses were $357.5 million and vessel operating expenses excluding fuel were $316.1 million. Compared to the same period in 2025, vessel operating expenses increased $47.6 million, or 15.4%, and vessel operating expenses excluding fuel increased $47.9 million, or 17.9%, mainly driven by timing of maintenance and repair costs and the increase in the size of the Company’s fleet in 2026 compared to 2025.

Net loss for the first quarter of 2026 improved to $54.2 million compared to a loss of $105.5 million for the same period in 2025. Adjusted Net Loss attributable to Viking Holdings Ltd for the first quarter of 2026 improved to $49.2 million compared to a loss of $105.5 million for the same period in 2025.

Adjusted EBITDA was $104.8 million, an increase of $32.0 million, or 43.9%, over the same period in 2025. The increase in Adjusted EBITDA was mainly driven by increased Capacity PCDs and higher revenue per PCD.

Diluted EPS was $(0.12) and Adjusted EPS was $(0.11) for the first quarter of 2026, compared to Diluted EPS and Adjusted EPS of $(0.24) for the same period in 2025.

Our first quarter results reflect the seasonality of our business. While our ocean, expedition and Mississippi products operate year-round, the primary cruising season for our river product is from April to October.

“We are very encouraged by the financial results of the first quarter. Increasing capacity together with Net Yield improves our profitability and further strengthens our market leadership,” said Ms. Banh. “In this dynamic macroeconomic environment, we remain focused on delivering superior experiences, optimizing revenue and maintaining disciplined cost management, while prudently investing to support long‑term growth.”

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 7% higher for the 2026 season compared to the 2025 season and 15% higher for the 2027 season compared to the 2026 season.

As of May 3, 2026, for our Core Products, we had sold 92% of our Capacity PCDs for the 2026 season and 38% for the 2027 season. We had $6,225 million of Advance Bookings for the 2026 season, 13% higher than the 2025 season at the same point in time; and we had $3,403 million of Advance Bookings for the 2027 season, 31% higher than the 2026 season at the same point in time. Advance Bookings per PCD for the 2026 season was $842, 5.5% higher than the 2025 season at the same point in time, and Advance Bookings per PCD for the 2027 season was $986, 11.0% higher than the 2026 season at the same point in time.

“With 2026 mostly booked, our focus has shifted to the 2027 season, which is off to a great start. Capacity for our Core Products is increasing by 15%, and is already 38% booked, with Advance Bookings 31% ahead of last year,” said Ms.Talactac. “Our booked positions for 2026 and 2027 demonstrate the resilience of our loyal customer base and the sustained demand for our product reflecting that travel remains a priority for our customers. These results also underscore the effectiveness of our strategic initiatives including an extended booking window, targeted direct marketing, a broader itinerary offering and a compelling value proposition.”

Balance Sheet and Liquidity

As of March 31, 2026:

•
The Company had $4.0 billion in cash and cash equivalents and an undrawn revolver facility of $1.0 billion.
•
Scheduled principal payments are $174.4 million for the remainder of 2026 and $197.4 million for 2027.
•
Deferred revenue was $5.4 billion.

In March 2026, S&P upgraded Viking Cruises Ltd’s corporate rating to BB+ from BB.

New Build and Capacity

Since our fourth quarter 2025 earnings release, the Company:

•
Took delivery of the Viking Eldir, a river vessel that operates in Europe.
•
Announced it would build two additional river vessels to operate in Egypt scheduled for delivery in 2028.
•
Acquired the Viking Yidun, an ocean ship, from China Merchants Viking Cruises Limited.

Based on the committed orderbook, the Company expects to take delivery of two ocean ships and nine river vessels during the remainder of 2026.

Conference Call Information

The Company has scheduled a conference call for Thursday, May 14, 2026, at 8 a.m. Eastern Time to discuss first quarter 2026 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking (NYSE: VIK) is a global leader in experiential travel with a fleet of more than 100 ships, exploring 21 rivers, five oceans and all seven continents. Designed for curious travelers with interests in science, history, culture and cuisine, Executive Chairman Torstein Hagen often says Viking offers experiences For The Thinking Person™. For additional information, visit www.viking.com.

Definitions

“Adjusted Earnings per Share” or “Adjusted EPS” represents Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding.

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for currency gains or losses, share-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Adjusted Net Income (Loss) attributable to Viking Holdings Ltd” represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

“Adjusted Weighted-Average Shares Outstanding” represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for dilutive share based awards to the extent not included in diluted weighted-average ordinary shares outstanding.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity Passenger Cruise Days” or “Capacity PCDs” with respect to any given period is a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Diluted Earnings Per Share” or “Diluted EPS” is diluted net income (loss) per share attributable to ordinary and special shares.

“IFRS Accounting Standards” are the IFRS® Accounting Standards as issued by the International Accounting Standards Board.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by Passenger Cruise Days.

“Occupancy” is the ratio, expressed as a percentage, of Passenger Cruise Days to Capacity Passenger Cruise Days with respect to any given period. Contrary to many of our competitors, we do not allow more than two passengers to occupy a two berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100% and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“Ship Operating Days” is the number of days within any given period that a ship and vessel is in service and carrying cruise passengers, determined on an aggregated basis for all ships and vessels in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities.

“Vessel operating expenses excluding fuel” is vessel operating expenses less fuel expense.

Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and Adjusted EPS, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

See “Definitions” for additional information about our non-IFRS Accounting Standards financial measures and “Non-IFRS Accounting Standards Reconciling Information” for a reconciliation for each non-IFRS Accounting Standards financial measure to the most directly comparable IFRS Accounting Standards financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in USD and thousands, except per share data, unaudited)

	Three Months Ended
	March 31,
	2026	2025
Revenue
Cruise and land	$971,762	$834,965
Onboard and other	81,979	62,091
Total revenue	1,053,741	897,056
Cruise operating expenses
Commissions and transportation costs	(204,209)	(175,684)
Direct costs of cruise, land and onboard	(132,380)	(108,029)
Vessel operating	(357,468)	(309,948)
Total cruise operating expenses	(694,057)	(593,661)
Other operating expenses
Selling and administration	(272,214)	(243,862)
Depreciation and amortization	(75,409)	(68,800)
Total other operating expenses	(347,623)	(312,662)
Operating income (loss)	12,061	(9,267)
Non-operating income (expense)
Interest income	23,389	20,189
Interest expense	(76,876)	(86,704)
Currency loss	(1,310)	(25,607)
Other financial loss	(6,380)	(896)
Loss before income taxes	(49,116)	(102,285)
Income tax expense	(5,121)	(3,167)
Net loss	$(54,237)	$(105,452)

Net loss attributable to Viking Holdings Ltd	$(54,380)	$(105,473)
Net income attributable to non-controlling interests	$143	$21

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	445,883	442,910
Diluted	445,883	442,910
Net loss per share attributable to ordinary and special shares
Basic	$(0.12)	$(0.24)
Diluted	$(0.12)	$(0.24)

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(in USD and thousands, unaudited)

	Three Months Ended
	March 31,
	2026	2025
Net loss	$(54,237)	$(105,452)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	(5,318)	624
Net change in cash flow hedges	(18,954)	38,428
Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods	(24,272)	39,052

Other comprehensive (loss) income, net of tax	(24,272)	39,052
Total comprehensive loss	$(78,509)	$(66,400)

Total comprehensive loss attributable to Viking Holdings Ltd	$(78,652)	$(66,422)
Total comprehensive income attributable to non-controlling interests	$143	$22

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in USD and thousands, unaudited)

	March 31, 2026	December 31, 2025
		(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	$7,714,388	$7,255,084
Right-of-use assets	273,442	278,814
Deferred tax assets	54,100	55,183
Other non-current assets	148,287	140,633
Total non-current assets	8,190,217	7,729,714
Current assets
Cash and cash equivalents	4,046,703	3,803,944
Accounts and other receivables	154,700	142,043
Inventories	118,073	95,780
Prepaid expenses and other current assets	690,643	461,226
Total current assets	5,010,119	4,502,993
Total assets	$13,200,336	$12,232,707
Shareholders’ equity and liabilities
Shareholders’ equity	$1,066,775	$1,121,342
Non-current liabilities
Long-term debt	5,418,261	5,127,368
Long-term portion of lease liabilities	205,607	212,437
Other non-current liabilities	74,497	54,295
Total non-current liabilities	5,698,365	5,394,100
Current liabilities
Accounts payables	342,545	259,013
Current portion of long-term debt	176,994	374,607
Short-term portion of lease liabilities	27,940	26,484
Deferred revenue	5,420,291	4,605,161
Accrued expenses and other current liabilities	467,426	452,000
Total current liabilities	6,435,196	5,717,265
Total shareholders’ equity and liabilities	$13,200,336	$12,232,707

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in USD and thousands, unaudited)

	Three Months Ended
	March 31,
	2026	2025
Cash flows from operating activities
Net loss	$(54,237)	$(105,452)
Adjustments to reconcile net loss to net cash flows
Depreciation and amortization	75,409	68,800
Amortization of debt transaction costs	7,707	7,069
Foreign currency (gain) loss on debt	(11,595)	23,845
Share based compensation expense	18,536	14,208
Interest income	(23,389)	(20,189)
Interest expense	69,169	79,635
Other	5,212	—
Changes in working capital:
Increase in deferred revenue	815,130	703,005
Changes in other liabilities and assets	(153,351)	(166,125)
Increase in inventories	(22,293)	(273)
Changes in deferred tax assets and liabilities	2,335	1,257
Changes in other non-current assets and other non-current liabilities	16,362	(16,202)
Income taxes paid	(2,829)	(1,693)
Net cash flow from operating activities	742,166	587,885
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(530,931)	(146,294)
Loan to related party	(36,882)	—
Proceeds from repayment of related party loan	31,251	—
Interest received	23,532	16,198
Net cash flow used in investing activities	(513,030)	(130,096)
Cash flows from financing activities
Repayments of long-term debt	(234,909)	(54,054)
Proceeds from long-term debt	336,073	—
Transaction costs incurred for long-term debt	(3,662)	—
Proceeds from issuance of ordinary shares from equity plans	5,115	5,457
Principal payments for lease liabilities	(6,854)	(7,346)
Interest payments for lease liabilities	(4,570)	(4,885)
Interest paid	(83,183)	(122,815)
Other	(559)	(867)
Net cash flow from (used in) financing activities	7,451	(184,510)
Change in cash and cash equivalents	236,587	273,279
Effect of exchange rate changes on cash and cash equivalents	837	2,604
Net increase in cash and cash equivalents	$237,424	$275,883
Cash and cash equivalents
Cash and cash equivalents at January 1	$3,809,279	$2,489,672
Cash and cash equivalents at March 31	4,046,703	2,765,555
Net increase in cash and cash equivalents	$237,424	$275,883

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Consolidated
Vessels operated (a)	92	80
Passengers	119,757	103,482
PCDs	1,203,734	1,126,858
Capacity PCDs	1,270,701	1,192,367
Occupancy	94.7%	94.5%
Adjusted Gross Margin (in thousands)	$717,152	$613,343
Net Yield	$596	$544
Vessel operating expenses (in thousands)	$357,468	$309,948
Vessel operating expenses excluding fuel (in thousands)	$316,101	$268,235
Vessel operating expenses per Capacity PCD	$281	$260
Vessel operating expenses excluding fuel per Capacity PCD	$249	$225

(a)	Vessels operated includes chartered vessels.

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Viking River
Passengers	32,423	32,594
PCDs	202,425	221,561
Capacity PCDs	216,072	235,854
Occupancy	93.7%	93.9%
Adjusted Gross Margin (in thousands)	$154,019	$131,404
Net Yield	$761	$593
Viking Ocean
Passengers	73,605	58,726
PCDs	876,449	791,745
Capacity PCDs	922,710	838,470
Occupancy	95.0%	94.4%
Adjusted Gross Margin (in thousands)	$462,221	$395,306
Net Yield	$527	$499

Non-IFRS Accounting Standards Reconciling Information

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three months ended March 31, 2026 and 2025 on a consolidated basis:

	Three Months Ended
Consolidated	March 31,
	2026	2025
	(unaudited)
(in thousands)
Total revenue	$1,053,741	$897,056
Total cruise operating expenses	(694,057)	(593,661)
Ship depreciation	(62,058)	(57,892)
Gross margin	297,626	245,503
Ship depreciation	62,058	57,892
Vessel operating	357,468	309,948
Adjusted Gross Margin	$717,152	$613,343

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three months ended March 31, 2026 and 2025 for Viking River and for Viking Ocean:

	Three Months Ended
Viking River	March 31,
	2026	2025
	(unaudited)
(in thousands)
Total revenue	$249,479	$214,083
Total cruise operating expenses	(230,416)	(198,209)
Ship depreciation	(19,162)	(18,523)
Gross margin	(99)	(2,649)
Ship depreciation	19,162	18,523
Vessel operating	134,956	115,530
Adjusted Gross Margin	$154,019	$131,404

	Three Months Ended
Viking Ocean	March 31,
	2026	2025
	(unaudited)
(in thousands)
Total revenue	$663,582	$558,978
Total cruise operating expenses	(374,642)	(316,548)
Ship depreciation	(33,975)	(30,883)
Gross margin	254,965	211,547
Ship depreciation	33,975	30,883
Vessel operating	173,281	152,876
Adjusted Gross Margin	$462,221	$395,306

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the three months ended March 31, 2026 and 2025:

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
(in thousands)
Vessel operating expenses	$357,468	$309,948
Fuel expense	(41,367)	(41,713)
Vessel operating expenses excluding fuel	$316,101	$268,235

The following tables reconcile net loss, the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the three months ended March 31, 2026 and 2025:

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
(in thousands)
Net loss	$(54,237)	$(105,452)
Interest income	(23,389)	(20,189)
Interest expense	76,876	86,704
Income tax expense	5,121	3,167
Depreciation and amortization	75,409	68,800
EBITDA	79,780	33,030
Other financial loss	5,212	—
Currency loss	1,310	25,607
Share based compensation expense	18,536	14,208
Adjusted EBITDA	$104,838	$72,845

The following tables reconcile net income (loss) attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the three months ended March 31, 2026 and 2025. Additionally, the following tables show the calculation of Adjusted EPS the three months ended March 31, 2026 and 2025:

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
(in thousands)
Net loss attributable to Viking Holdings Ltd	$(54,380)	$(105,473)
Impairment loss	5,212	—
Adjusted Net Loss attributable to Viking Holdings Ltd	$(49,168)	$(105,473)

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
(in thousands)
Weighted-average ordinary shares and special shares outstanding – Diluted	445,883	442,910
Adjusted Weighted-Average Shares Outstanding	445,883	442,910

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
(in thousands, except Adjusted EPS)
Adjusted Net Loss attributable to Viking Holdings Ltd	$(49,168)	$(105,473)
Adjusted Weighted-Average Shares Outstanding	445,883	442,910
Adjusted EPS	$(0.11)	$(0.24)

The following table calculates Net Leverage for the twelve months ended March 31, 2026 and December 31, 2025:

	March 31, 2026		December 31, 2025
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (a)	$5,556,095		$5,268,778
Current portion of long-term debt (a)	199,022		396,769
Long-term portion of lease liabilities	205,607		212,437
Short-term portion of lease liabilities	27,940		26,484
Total	5,988,664		5,904,468
Less: Cash and cash equivalents	(4,046,703)		(3,803,944)
Net Debt	$1,941,961		$2,100,524

Adjusted EBITDA	$1,904,081		$1,872,088
Net Leverage	1.0	x	1.1	x

(a) All amounts are gross of fees.